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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X      Form 40-F
                                   -----              -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes         No   X
                                  -----      -----


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         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, an English language translation of each of the following documents:

Exhibit 99.1: a corporate disclosure upon request, regarding clarification on relationship with Korea Thrunet Co., Ltd., filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on December 27, 2002;

Exhibit 99.2: a local press release dated December 30, 2002, regarding the Company's agreement to acquire approximately 72% stake in Korea Thrunet Co., Ltd.;

Exhibit 99.3: a notice of the Company's board of directors resolution regarding foreign investment in the Company, filed with KOSDAQ and the Financial Supervisory Commission of Korea on December 30, 2002;

Exhibit 99.4: a notice of the Company's board of directors resolution regarding the calling of an extraordinary shareholders' meeting, filed with KOSDAQ and the Financial Supervisory Commission of Korea on December 30, 2002;

Exhibit 99.5: a notice of the Company's board of directors resolution regarding a proposed rights issue, filed with KOSDAQ and the Financial Supervisory Commission of Korea on December 30, 2002;

Exhibit 99.6: a notice of the Company's board of directors resolution regarding a proposed issue of convertible bonds, filed with KOSDAQ and the Financial Supervisory Commission of Korea on December 30, 2002; and

Exhibit 99.7: a notice of the Company's board of directors resolution regarding a proposed equity investment in Korea Thrunet Co., Ltd., filed with KOSDAQ and the Financial Supervisory Commission of Korea on December 30, 2002.


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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              HANARO TELECOM, INC.



Date: January 2, 2003                  By:   /s/ Kyu June Hwang
                                            -----------------------------------
                                            Name: Kyu June Hwang
                                            Title:   Managing Director


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                                  EXHIBIT INDEX


Exhibit           Description
-------           -----------
Exhibit 99.1:     an English translation of a corporate disclosure upon request, regarding clarification on relationship with Korea Thrunet
                  Co., Ltd., filed with Korea Securities Dealers Association
                  Automated Quotation Market ("KOSDAQ") on December 27, 2002.

Exhibit 99.2:     an English translation of a local press release dated December
                  30, 2002, regarding the Company's agreement to acquire approximately 72% stake in Korea Thrunet Co., Ltd.

Exhibit 99.3: an English translation of a notice of the Company's board of directors resolution regarding foreign investment in the Company, filed with KOSDAQ and the Financial Supervisory
                  Commission of Korea on December 30, 2002.

Exhibit 99.4: an English translation of a notice of the Company's board of directors resolution regarding the calling of an extraordinary shareholders' meeting, filed with KOSDAQ and the Financial
                  Supervisory Commission of Korea on December 30, 2002.

Exhibit 99.5: an English translation of a notice of the Company's board of directors resolution regarding a proposed rights issue, filed with KOSDAQ and the Financial Supervisory Commission of Korea on December 30, 2002.

Exhibit 99.6: an English translation of a notice of the Company's board of directors resolution regarding a proposed issue of convertible bonds, filed with KOSDAQ and the Financial Supervisory
                  Commission of Korea on December 30, 2002.

Exhibit 99.7: an English translation of a notice of the Company's board of directors resolution regarding a proposed equity investment in Korea Thrunet Co., Ltd., filed with KOSDAQ and the Financial
                  Supervisory Commission of Korea on December 30, 2002.